

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2013

<u>Via E-mail</u>
Paul I. Detwiler, III
President and Chief Executive Officer
New Enterprise Stone & Lime Co., Inc.
3912 Brumbaugh Road, P.O. Box 77
New Enterprise, PA 19103-2799

      Re: New Enterprise Stone & Lime Co., Inc.
             Form 10-K for Fiscal Year Ended February 28, 2013
             Filed May 29, 2013
             File No. 333-176538

Dear Mr. Detwiler:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                  Sincerely,

                  /s/ James Lopez (for)

                  John Reynolds
                  Assistant Director

cc (via e-mail): Valerie Demont, Esq.